
August 30, 2012

Via E-mail
Steven W. Richards
Executive Vice President, CFO and Secretary
TTM Technologies, Inc.
1665 Scenic Avenue, Suite 250
Costa Mesa, California 92626

Re: **TTM Technologies, Inc.**
           Form 10-K for the Fiscal Year Ended December 31, 2011
           Filed February 29, 2012
           File No. 000-31285

Dear Mr. Richards:

        We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Patrick Gilmore

                            Patrick Gilmore
                            Accounting Branch Chief